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                                                                EXHIBIT A.(5)(h)

Early Values Agreement


This agreement is a part of the policy to which it is Attached and is subject to all its terms and conditions.

What does this agreement provide?

We will waive certain charges which we assess against the base premium in effect when this policy is issued. We will waive the Sales Charge and all or a portion of the Additional Face Amount Charge so that the waived charges equal 70% of the base premium. If the waived Sales and Additional Face Amount Charges do not equal 70% of the base premium, we will waive a portion of the Cost of Insurance Charge, assessed against your actual cash value, so that the total of waived charges equals 70% of the base premium.

We will not waive any Sales Charge or Additional Face Amount Charge assessed when you adjust the policy.

Is there a premium for this agreement?

Yes. The annual premium for this agreement is shown on page 1. This premium will be payable for the period shown on page 1.

What effect will the waived charges have on your net premiums?

This agreement will increase the net premiums allocated to either the guaranteed principal account or to the separate account in the first policy year.

When will this agreement terminate?

This agreement will terminate on the earliest of:

  1. the date any premium due for this policy remains unpaid at the end of the grace period; or
  2. ten years after the policy date; or
  3. the date the policy is continued as extended term insurance; or
  4. the date this policy is surrendered or terminated.

This agreement is effective as of the policy date of this policy.



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